EXHIBIT 12.1

SPECTRA ENERGY CORP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations (a)	$1,195	$1,076	$902	$910	$846
Fixed charges	695	682	664	701	684
Distributed income of equity investees	516	408	359	995	656
Deduct:
Preference security dividend requirements of consolidated subsidiaries	27	25	23	29	23
Interest capitalized (b)	30	15	19	25	18

Total earnings (as defined for the Fixed Charges calculation)	$2,349	$2,126	$1,883	$2,552	$2,145

Fixed charges:
Interest on debt, including capitalized portions	$656	$646	$630	$661	$651
Estimate of interest within rental expense	12	11	11	11	10
Preference security dividend requirements of consolidated subsidiaries	27	25	23	29	23

Total fixed charges	$695	$682	$664	$701	$684

Ratio of earnings to fixed charges	3.4	3.1	2.8	3.6	3.1

(a)	Excludes noncontrolling interests and income or loss from equity investees.
(b)	Excludes equity costs related to AFUDC that are included in Other Income and Expenses, Net in the Consolidated Statements of Operations.